September 18, 2017

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Sonny Oh

Re:       Prudential Investment Portfolios 12: Form N-1A

Post-Effective Amendment No. 49 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 50 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-42705

Investment Company Act No. 811-08565

Dear Mr. Oh:

We filed through EDGAR on July 5, 2017 on behalf of Prudential Investment Portfolios 12 (the “Trust” or the “Registrant”) Post-Effective Amendment No. 48 (the “Registration Statement”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 49 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding the Prudential QMA Large-Cap Core Equity PLUS Fund (the “Fund”) as a new series of the Trust.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to Diana Huffman on September 6, 2017. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 49 (the “Amendment”) to the Registrant’s Registration Statement to be filed on or about September 18, 2017 pursuant to Rule 485(b) under the 1933 Act with immediate effectiveness. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

General Comments

1.	Comment

The Staff reminds you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Registrant acknowledges this comment.

2.	Comment

Please confirm and update all bracketed items and fill in any blanks.

Response

The requested changes have been made.

3.	Comment

Please respond to all comments in writing, addressed to Sonny Oh and filed on EDGAR. Please file the response separately and in advance of the Amendment.

Response

We have responded to all comments in writing, addressed to Sonny Oh and filed as a correspondence filing on EDGAR.

PROSPECTUS

Fund Fees and Expenses

4.	Comment

In the line item “Maximum deferred sales charge (load) (as a percentage of the lower of original purchase price or sale proceeds),” change 1% to 1.00%.

Response

The requested change has been made.

5.	Comment

In the line item “Management Fees” change .80% to 0.80%.

Response

The requested change has been made.

6.	Comment

In the “Annual Fund Operating Expenses” table, please remove the +, -, and = signs from the left-hand margins of the table.

Response

The requested change has been made.

7.	Comment

In the line item “Fee waiver and/or expense reimbursement”, please confirm that 0.95% is accurate for all share classes.

Response

The numbers in the above-referenced line have been reviewed and updated.

8.	Comment

Please review footnote 2 to the fee table for consistency.

Response

Footnote 2 has been reviewed for consistency and has been updated.

9.	Comment

Please remove footnote 3 as it does not belong in the fee table.

Response

The requested change has been made.

Expense Example

10.	Comment

For Class C shares, please confirm that all dollar amounts are accurate.

Response

The expense example has been updated.

Investments, Risks and Performance

11.	Comment

In the second paragraph, large capitalization companies are defined by reference to the Russell 1000 Index and the S&P 500 Index. (a) Why is the Russell 3000 Index used as the investment universe? Can you reconcile the definition of large-cap companies with the use of the Russell 3000 Index? (b) Please explain why the Russell 1000 Index is an appropriate measure of large capitalization, given that the Russell Mid Cap Index is included as a subset of the Russell 1000 Index.

Response

(a)	The subadviser calculates a score for each stock in our investment universe daily, and the names evaluated are considered for inclusion in its portfolios. Including names outside of the stated benchmark increases alpha potential by allowing long and short exposure to companies with the highest and lowest ranks in our stock selection model. During portfolio construction, the subadviser limits deviations from the portfolios’ benchmarks with respect to sector, industry, growth and size on a net basis, to ensure the portfolio has a profile similar to benchmark. This construction technique results in a beta of about 1

to the benchmark.   The Fund’s strategy can have several mid and small cap positions in the portfolio, but capitalization risk is mitigated by having the long and short positions offset one another, leaving a net market cap distribution that is similar to the large cap benchmark.

(b)	The Fund’s practice of determining the market cap of a potential portfolio investment by reference to the range of market caps in the Russell 1000 Index has been sanctioned by the SEC and its staff in the adopting release for Rule 35d-1 under the 1940 Act regarding Investment Company Names (Inv. Co. Act Release No. 24828 (Jan. 27, 2001), the “Adopting Release”) and related SEC staff guidance.

In the Adopting Release, the SEC stated in footnote 43 that: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” The SEC staff further elaborated as to the meaning of a “reasonable definition” in “Frequently Asked Questions about Rule 35d-1.” There, the staff stated in its answer to Question 6: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” The Registrant also respectfully notes that numerous other large cap mutual funds rely on the Russell 1000 Index to define the universe of large market capitalization companies. In addition, the Russell 1000 Index is generally accepted as a large cap benchmark by the industry.  Although there is an overlap between the Russell Midcap Index and the Russell 1000 Index, the cap-weighted nature of these benchmarks makes the Russell 1000 Index very heavily skewed toward larger capitalization names. As a result, we believe that the Fund has adopted a definition of “large cap” companies in accordance with SEC and staff guidance.

12.	Comment

The fourth paragraph includes a definition of “active extension” strategy. Consider removing this defined term as it is not used elsewhere and does not help an investor’s understanding of the Fund’s strategy.

Response

The Registrant has reviewed the disclosure and believes that the reference to the “active extension” strategy is relevant to a description of how the Fund operates. Accordingly, we respectfully decline to make this change.

13.	Comment

The fifth paragraph contains the definition of “active risk”. Please consider moving the definition to appear the first time the term is used.

Response

The requested change has been made.

14.	Comment

The fifth paragraph contains the definition of “active risk”, stating that “[w]e describe active risk as deviation from the Fund's benchmark index that we consider meaningful.” Please explain how the determination is made as to when a deviation from the benchmark is meaningful (i.e., is there some benchmark value that is considered to be meaningful?).

Response

The subadviser considers all deviations from the benchmark to be meaningful, and therefore to constitute active risk. Accordingly, we have revised the disclosure to make this clear.

15.	Comment

On the top of page 5, there is a reference to the Fund’s 80% policy. Please consider deleting this reference as it is repetitive of the 80% policy described in the second paragraph of the Fund’s strategy on page 4.

Response

The above-referenced disclosure has been revised as necessary.

MORE INFORMATION ABOUT THE FUND’S PRINCIPAL AND NON-PRINCIPAL INVESTMENT STRATEGIES, INVESTMENTS AND RISKS

Investments and Investment Strategies

16.	Comment

Please include the Fund’s investment objective and disclose that the objective may be changed without shareholder approval.

Response

The requested change has been made.

17.	Comment

Please clearly identify the principal and non-principal strategies pursuant to Investment Management Guidance Update 2014-8.

Response

The Registrant confirms that it has reviewed the disclosures and revised them as necessary.

18.	Comment

Please confirm that all principal strategies of the Fund as described in Item 9 are included in the Fund’s summary prospectus (Item 4) or revise as appropriate.

Response

The Registrant confirms that all principal strategies for the Fund are listed in the Summary Prospectus.

19.	Comment

Please move the definition of “active risk” to appear the first time used.

Response

The requested change has been made.

20.	Comment

Please explain what is meant by “considers meaningful” in the context of the definition for active risk.

Response

The subadviser considers all deviations from the benchmark to be meaningful, and therefore to constitute active risk. Accordingly, we have revised the disclosure to make this clear.

21.	Comment

With respect to the strategy entitled “portfolio turnover”, please ensure that if the Fund’s portfolio turnover is expected to exceed 100%, portfolio turnover risk should be included.

Response

The Registrant has reviewed the disclosure and confirms that “active trading risk”, which discusses the risk of high portfolio turnover, is included in the risks of investing in the Fund.

22.	Comment

Please consolidate the two entries for “equity-related securities.”

Response

The requested change has been made.

23.	Comment

Please review the disclosure regarding the Fund’s ability to invest in derivative instruments and confirm that such disclosure is consistent with the Staff guidance set forth in letter from Barry D. Miller to the Investment Company Institute dated July 30, 2010 (the “Miller Letter”).

Response

The Registrant hereby confirms that the disclosure is, in its view, consistent with the Staff guidance set forth in the Miller Letter.

24.	Comment

In the section “Additional Strategies”, please confirm that the strategies listed match what is set out in the SAI.

Response

The Registrant has reviewed the disclosure and confirms that the strategies are consistent.

Risks of Investing in the Fund

25.	Comment

Under “derivatives risk”, please identify each specific risk associated with each type of derivative in which the Fund may invest.

Response

After consideration, we believe that the current risk disclosure appropriately discloses the risks associated with the use of derivatives.

Prior Historical Performance

26.	Comment

In the first paragraph where it is noted that the portfolio management team is the same, please confirm and clearly disclose that the Composite includes all similarly managed accounts managed by the subadviser, not just the portfolio management team.

Response

The requested change has been made.

27.	Comment

In the third paragraph, there is a note about the differences in the 80% policy of the Fund versus that of the Portfolio. Please disclose that this difference is not material, would not alter the performance information presented below and would not alter the conclusion that the Composite is substantially similar to the Fund. Supplementally, please explain to the Staff why this conclusion is not altered.

Response

Given that “large-cap” is not in the name of the Portfolio, large-cap securities are not part of the Portfolio’s 80% policy. Nevertheless, like the Fund, the Portfolio invests in large-cap securities in the normal course. In addition, both the Fund and Portfolio select securities from the same universe (the Russell 3000 Index). The Fund and Portfolio are also managed with the same risk parameters. Although the Fund and Portfolio have different performance benchmarks, the subadviser sees these benchmarks as similar, in that they are both cap weighted large-cap benchmarks. Accordingly, the conclusion that the Fund and Portfolio are substantially similar is not altered. The requested disclosure has been added to the Prospectus to make this clear.

28.	Comment

Please confirm that all historical returns shown use the standardized SEC method. If the Standardized SEC method is not used here, please disclose how performance was calculated and disclose how it differs from the standardized SEC method.

Response

The performance shown in this section is calculated in accordance with the Global Investment Performance Standards (GIPS®) as disclosed in the Prospectus. Portfolio returns are calculated using the daily time weighted rate of return methodology. Annual net rates of return are calculated by subtracting 1/12th of the highest fee within the strategy fee schedule from the Composite's monthly return and geometrically linking the monthly returns. Annual gross rates of return are calculated by asset weighting the individual portfolio returns monthly using the beginning of period values and geometrically linking the monthly composite returns. The annualized rate of return is equivalent to the annual rate of return which, if earned in each year of the indicated multi-year period, would produce the actual cumulative rate of return over the time period. Performance for the Composite has been calculated consistent with the requirements of GIPS® and the subadviser; there is no representation that the above performance is presented in accordance with GIPS.

29.	Comment

With respect to the following statement, clarify and disclose that except for custodial fees, all fees and costs have been deducted for purposes of showing the Composite’s net of fee performance: “Net of fee performance is presented before custodial fees but after deduction of the subadviser’s actual advisory fees and transaction costs and other operating costs, including sales loads.”

Response

As discussed in the response above, the calculation has been performed in compliance with GIPS. The Registrant confirms that it has reviewed the disclosures and revised them as necessary.

30.	Comment

In the Annualized Returns Table, please include the 10-year returns.

Response

The requested change has been made.

31.	Comment

Please provide a representation to the Staff that the Fund has records necessary to support performance calculations, per Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response

We confirm that the subadviser has the records necessary to support performance calculations, per Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

HOW TO BUY, SELL AND EXCHANGE FUND SHARES

Choosing a Share Class

32.	Comment

In the Share Class Comparison table, please show all percentages to the nearest hundredth.

Response

The requested change has been made.

33.	Comment

In the notes to the Share Class Comparison table, in the first footnote you disclose the minimum initial investment for retirement accounts and custodial accounts. Please also include the minimum subsequent investment for retirement accounts and custodial accounts.

Response

The requested change has been made.

Qualifying for Class Q Shares

34.	Comment

In the subsection entitled “Institutional Investors”, there is a statement that the minimum initial investment for certain institutional investors is generally $5 million. Please consider disclosing this information in a footnote to the Share Class Comparison table above.

Response

The requested change has been made.

35.	Comment

In the subsection entitled “Other Types of Investors”, there is a statement that Class Q shares may only be offered by financial intermediaries that have an agreement with the Distributor or its affiliates to offer such shares. Please specify for investors which financial intermediaries have agreements with Prudential.

Response

The disclosure has been revised to address the Staff’s concerns.

Qualifying for Class Z Shares

36.	Comment

In the subsection entitled “Institutional Investors”, there is a statement that the minimum initial investment for certain institutional investors is generally $5 million. Please consider disclosing this information in a footnote to the Share Class Comparison table above.

Response

The requested change has been made.

37.	Comment

In the subsection entitled “Mutual Fund Programs”, please specify for investors which financial intermediaries have agreements with Prudential.

Response

The disclosure has been revised to address the Staff’s concerns.

How Financial Intermediaries are Compensated for Selling Fund Shares

38.	Comment

On page 31under “Revenue Sharing” there is a statement that “no such additional payments to financial intermediaries are made with respect to the Fund’s Class Q shares.” Are Class Q shares clean shares? If so, please: (a) add that investors transacting in clean shares may have to pay commissions to a broker, (b) add that shares of the Fund are available in other share classes with different fees and expenses, and (c) add disclosure in the narrative preceding the fee table that investors may pay brokerage commissions on their purchases and sales of Class Q shares, which are not reflected in the example.

Response

A determination has not been made at this time as to whether Class Q shares constitute “clean shares”. Should we determine that Class Q shares are “clean shares”, the necessary disclosure will be added to the Registration Statement.

39.	Comment

On page 35, under “Account Maintenance Fee for Accounts Held by the Transfer Agent”, it says that there is a $15 annual account maintenance fee, but the fee table shows this is not applicable to Class Q and Class Z shares. Please reconcile this disclosure.

Response

The Registrant has revised the Prospectus disclosure in various places to make clear that the fee is applicable to certain Class Z shares.

HOW TO EXCHANGE YOUR SHARES

40.	Comment

On page 38, please specify which financial intermediaries have agreements with Prudential.

Response

The disclosure has been revised to address the Staff’s concerns.

APPENDIX A

41.	Comment

Please disclose if there are additional financial intermediaries (with variations in sales charges, waivers and /or discounts) that should be included in Appendix A.

Response

The Registrant has reviewed the current disclosure and confirms that no additional disclosure is required at this time.

42.	Comment

Please confirm that all financial intermediaries offering variations from sales charges, waivers and discounts have been disclosed in the Prospectus.

Response

The Registrant hereby confirms that the Prospectus discloses all arrangements with financial intermediaries that involve variations in sales charges, waivers and discounts.

STATEMENT OF ADDITIONAL INFORMATION

43.	Comment

Under “Fundamental Investment Restrictions”, in the notes following the list of fundamental investment restrictions, please ensure that there is an explanatory note regarding restriction 2 with respect to the use of senior securities and borrowing under the 1940 Act Laws, Interpretations, and Exemptions.

Response

The Registrant has reviewed and confirmed that requested disclosure is included in the note regarding Investment Restriction 2.

44.	Comment

On page 51, under “Class A Shares”, there is a reference to programs sponsored by broker-dealers, investment advisers and financial planners who have agreements with Prudential; please disclose any waivers or variations in charges that may be involved.

Response

The Registrant has reviewed the disclosure and determined that no changes are necessary.

45.	Comment

On page 56, under “Account Maintenance Fee”, it says that there is a $15 annual account maintenance fee for certain accounts. Please specify that this is not applicable to Class Q and Class Z shares.

Response

The disclosure has been updated to clarify that the account maintenance fee applies to Class A, Class B, Class C and Class Z accounts with a value of less than $10,000.

*       *       *

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367-8982.

Sincerely,

/s/ Diana Huffman

Diana Huffman

Vice President & Corporate Counsel